UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 333-62773

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ITC^DeltaCom, Inc. Employee Profit

Sharing and 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ITC^DeltaCom, Inc.

7037 Old Madison Pike

Huntsville, Alabama 35806

REQUIRED INFORMATION

Financial Statements and Supplemental Schedule

The following financial statements and supplemental schedule for the ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan are filed herewith:

ITC^Deltacom, Inc.

Employee Profit Sharing and

401(k) Plan

Financial Statements

Years Ended December 31, 2005 and 2004

ITC^Deltacom, Inc.

Employee Profit Sharing and 401(k) Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator and Trustee

ITC^Deltacom, Inc. Employee Profit Sharing and

401(k) Plan

Huntsville, Alabama

We have audited the accompanying statements of net assets available for benefits of ITC^Deltacom, Inc. Employee Profit Sharing and 401(k) Plan (Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Atlanta, Georgia

May 26, 2006

ITC^Deltacom, Inc.

Employee Profit Sharing and 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2005	2004
Assets
Investments, at fair market value
Pooled separate accounts	$27,139,382	$29,101,949
Pooled separate account/fixed fund	872,043	881,616
ITC^Deltacom, Inc. common stock	330,999	489,878
Participant loans	953,622	1,020,436

Total investments	29,296,046	31,493,879

Net assets available for benefits	$29,296,046	$31,493,879

See accompanying independent auditors’ report and notes to financial statements.

ITC^Deltacom, Inc.

Employee Profit Sharing and 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

December 31,	2005	2004
Additions
Contributions:
Participant contributions	$3,252,313	$4,201,964
Employer contributions	851,032	1,163,752
Rollover contributions	94,840	136,036

Total contributions	4,198,185	5,501,752

Net appreciation (depreciation) in fair market value of:
Pooled separate accounts	1,931,027	2,613,993
ITC^DeltaCom, Inc. common stock	(397,985)	(784,283)
Interest (Fixed Account)	26,697	23,321
Interest income from participant loans	61,872	60,699
Other income	1,203	4,676

Total investment income	1,622,814	1,918,406

Total additions	5,820,999	7,420,158

Deductions
Benefits paid to participants	7,922,990	6,502,866
Administrative fees	95,842	75,572

Total deductions	8,018,832	6,578,438

Net (decrease) increase	(2,197,833)	841,720
Net assets available for benefits, beginning of year	31,493,879	20,730,263
Transfer of assets from other plan (see Note 1)	0	9,921,896

Net assets available for benefits, end of year	$29,296,046	$31,493,879

See accompanying independent auditors’ report and notes to financial statements.

ITC^Deltacom, Inc.

Employee Profit Sharing and 401(k) Plan

Notes to Financial Statements

1. Description of Plan

The following description of the ITC^Deltacom, Inc. Employee Profit Sharing and 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

a.      General - The Plan is a defined contribution plan covering all employees of ITC^Deltacom, Inc. (the “Company”), who are age twenty-one or older and have completed 500 hours or six months of service, as defined in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

As the result of an acquisition by ITC^Deltacom, Inc., during 2004 the Business Telecom, Inc. (BTI) 401(k) Plan transferred into the ITC^Deltacom, Inc. Profit Sharing and 401(k) Plan. The BTI Board of Directors adopted the ITC^Deltacom, Inc. Profit Sharing and 401(k) Plan and authorized the merger of the BTI 401(k) Plan, effective December 31, 2003 and completed by February 16, 2004.

b.      Contributions – Participants may contribute up to 100 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers sixty-six pooled separate accounts, one fixed fund account and ITC^Deltacom, Inc. common stock as investment options for participants. The Company, at its discretion, may make matching contributions. For the Plan years ended December 31, 2005 and 2004, the Company matched 50 percent of the first 4 percent of base compensation that a participant contributed to the Plan. The Company may also make additional discretionary profit-sharing contributions, as determined by the Company’s Board of Directors each year. A participant must be an active employee on the last day of the plan year and have completed 1,000 hours of service during the plan year to receive a discretionary profit-sharing contribution. For the years ended December 31, 2005 and 2004, no such profit-sharing contribution was made. Contributions are subject to certain limitations.

c.      Participant Accounts - Each participant’s account is credited with the participant’s contributions, any Company discretionary matching or profit-sharing contributions, and an allocation of Plan earnings, and charged with an allocation of administrative

ITC^Deltacom, Inc.

Employee Profit Sharing and 401(k) Plan

Notes to Financial Statements

expenses. Allocations are based on the participant’s account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.      Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service. Participants vest over a five-year period beginning with 40 percent in year two and 20 percent each year thereafter. BTI employees became 100 percent vested in their BTI participant accounts effective of the date of the merger.

e.      Participant Loans - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.0 percent to 11.5 percent, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

f.       Payment of Benefits - On termination of service due to death, disability, retirement or separation from service, a participant may elect to receive their benefits as either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or in the form of installments. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

g.      Forfeitures - Forfeitures by non-vested participants are used to reduce future Company contributions. Forfeitures were not material to the 2005 and 2004 financial statements.

h.      Administrative Expenses - In general, the majority of the administrative expenses are paid by the Company. Administrative expenses paid by the Plan are related to the investment of Plan assets.

ITC^Deltacom, Inc.

Employee Profit Sharing and 401(k) Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies	Basis of Accounting The financial statements of the Plan are prepared under the accrual method of accounting.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair market value based on the quoted market prices of the underlying mutual funds in the pooled separate accounts and fixed fund. Investments in the Company’s common stock are stated at fair market value, based on the quoted market price. Participant loans are valued at cost, which approximates fair market value.

	Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

	Payment of Benefits Benefits are recorded when paid.

3. Investments	The fair market value of individual investments that represent 5 percent or more of the Plan’s net assets are as follows:

	December 31,	2005	2004
	Nationwide Life Insurance Company Pooled Separate Accounts:
	Gartmore Money Market Fund	$2,195,013	$2,486,276
	Fidelity Magellan Fund	2,178,747	2,327,681
	Dreyfus S&P 500 Index Fund	1,850,183	2,209,727

ITC^Deltacom, Inc.

Employee Profit Sharing and 401(k) Plan

Notes to Financial Statements

4. Related Party Transactions	Certain Plan investments are shares of pooled separate accounts managed by Nationwide Life Insurance Company. Nationwide Life Insurance Company is the custodian as defined by the Plan and therefore, these transactions qualify as party-in-interest.

The Plan offers ITC^Deltacom, Inc. common stock as an investment option to participants. ITC^Deltacom, Inc. is the plan sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

5. Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6. Tax Status	The Internal Revenue Service has determined and informed the Company by a letter dated February 18, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

ITC^Deltacom, Inc.

Employee Profit Sharing and 401(k) Plan

Schedule of Assets (Held at End of Year)

December 31, 2005

Employer Identification Number: 58-2301135

Plan Number: 001

Form: 5500

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	Nationwide Life Insurance Company	Am Cent Small Company Fund – Pooled Separate Account	a	$144,711
*	Nationwide Life Insurance Company	VK UIF US Real Estate Pt 1 – Pooled Separate Account	a	756,351
*	Nationwide Life Insurance Company	RvrSrc Hi Yd Bd Fund A – Pooled Separate Account	a	9,904
*	Nationwide Life Insurance Company	Euro Pacific Grth Fund R3 – Pooled Separate Account	a	898,215
*	Nationwide Life Insurance Company	AIM Opportunities 1 Cls A – Pooled Separate Account	a	267,789
*	Nationwide Life Insurance Company	Growth Fund of America R3 – Pooled Separate Account	a	440,062
*	Nationwide Life Insurance Company	RvrSrc Val Fund A – Pooled Separate Account	a	9,379
*	Nationwide Life Insurance Company	BlkRk Intl Bond Port Inv A – Pooled Separate Account	a	41,107
*	Nationwide Life Insurance Company	BOA-Indexed Fixed – Pooled Separate Account	a	872,043
*	Nationwide Life Insurance Company	Calvert Income Fund A – Pooled Separate Account	a	107,457
*	Nationwide Life Insurance Company	Gartmore InvDes Aggr SC – Pooled Separate Account	a	132,032
*	Nationwide Life Insurance Company	Gartmore InvDes Cons SC – Pooled Separate Account	a	135,773
*	Nationwide Life Insurance Company	Gartmore InvDes ModAggr SC – Pooled Separate Account	a	330,016
*	Nationwide Life Insurance Company	Gartmore InvDes ModCons SC – Pooled Separate Account	a	51,104
*	Nationwide Life Insurance Company	Gartmore InvDes Mod SC – Pooled Separate Account	a	154,833

ITC^Deltacom, Inc.

Employee Profit Sharing and 401(k) Plan

Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	Nationwide Life Insurance Company	Davis NY Venture Fund A – Pooled Separate Account	a	128,152
*	Nationwide Life Insurance Company	Dreyfus Prem Core Val Fund A – Pooled Separate Account	a	152,758
*	Nationwide Life Insurance Company	Drey S&P 500 Index Fund – Pooled Separate Account	a	1,850,183
*	Nationwide Life Insurance Company	Fid Asset Manager – Pooled Separate Account	a	233,637
*	Nationwide Life Insurance Company	Fed Bond Fund Cls F – Pooled Separate Account	a	44,127
*	Nationwide Life Insurance Company	Fid VIP Euity Incm Port – Pooled Separate Account	a	841,289
*	Nationwide Life Insurance Company	Fid Magellan Fund – Pooled Separate Account	a	2,178,747
*	Nationwide Life Insurance Company	Fid Puritan Fund – Pooled Separate Account	a	1,292,426
*	Nationwide Life Insurance Company	Fid Adv Strategic Inc Fund A – Pooled Separate Account	a	321,805
*	Nationwide Life Insurance Company	Gartmore Money Mkt Fund IC – Pooled Separate Account	a	2,195,013
*	Nationwide Life Insurance Company	Janus Fund – Pooled Separate Account	a	660,056
*	Nationwide Life Insurance Company	Janus Adv Intl Gr S – Pooled Separate Account	a	113,650
*	Nationwide Life Insurance Company	JPM MidCap Value A – Pooled Separate Account	a	162,674
*	Nationwide Life Insurance Company	Janus Twenty Fund – Pooled Separate Account	a	993,548
*	Nationwide Life Insurance Company	Janus Worldwide Fund – Pooled Separate Account	a	1,202,966
*	Nationwide Life Insurance Company	LordAbbett All Value Fund A – Pooled Separate Account	a	77,485
*	Nationwide Life Insurance Company	LordAbbett MidCap Value A – Pooled Separate Account	a	224,471

ITC^Deltacom, Inc.

Employee Profit Sharing and 401(k) Plan

Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	Nationwide Life Insurance Company	MFS Intl New Disc Fund A – Pooled Separate Account	a	329,263
*	Nationwide Life Insurance Company	MFS MidCap Growth Fund A – Pooled Separate Account	a	7,862
*	Nationwide Life Insurance Company	Neu Ber Guardian Fund IC – Pooled Separate Account	a	401,075
*	Nationwide Life Insurance Company	Neu Ber Genesis Fund TC – Pooled Separate Account	a	1,077,406
*	Nationwide Life Insurance Company	Gartmore Nationwide Fund D – Pooled Separate Account	a	36,480
*	Nationwide Life Insurance Company	Neu Ber Partners Fund TC – Pooled Separate Account	a	551,561
*	Nationwide Life Insurance Company	Oppen Core BdFd Intil Cl – Pooled Separate Account	a	488,103
*	Nationwide Life Insurance Company	Oppen Cap Aoo Fund Cls A – Pooled Separate Account	a	155,735
*	Nationwide Life Insurance Company	PIMCO Ttl Return Fund Cls A – Pooled Separate Account	a	822,820
*	Nationwide Life Insurance Company	Oppnhmr Devl Markets Fund A – Pooled Separate Account	a	1,285,379
*	Nationwide Life Insurance Company	Oppnhmr Discovery Fund A – Pooled Separate Account	a	12,038
*	Nationwide Life Insurance Company	Opp Global Fund Cls A – Pooled Separate Account	a	1,079,915
*	Nationwide Life Insurance Company	Pioneer High Yield Fund A – Pooled Separate Account	a	113,606
*	Nationwide Life Insurance Company	Opp Strat Inc Fund Cls A – Pooled Separate Account	a	345,209
*	Nationwide Life Insurance Company	Rydex Ser Basic Mat Fund AC – Pooled Separate Account	a	56,642
*	Nationwide Life Insurance Company	Rydex Ser Retailing Fund AC – Pooled Separate Account	a	233,808
*	Nationwide Life Insurance Company	Rydex Ser Finl Svcs Fund AC – Pooled Separate Account	a	3,204

ITC^Deltacom, Inc.

Employee Profit Sharing and 401(k) Plan

Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	Nationwide Life Insurance Company	Rydex Ser Hlth Care Fund AC – Pooled Separate Account	a	7,813
*	Nationwide Life Insurance Company	Rydex Ser Leisure Fund AC – Pooled Separate Account	a	2,107
*	Nationwide Life Insurance Company	Rydex Ser Medius Fund H – Pooled Separate Account	a	77,034
*	Nationwide Life Insurance Company	Rydex Ser Medkros Fund H – Pooled Separate Account	a	42,009
*	Nationwide Life Insurance Company	Rydex Ser Technology Fund AC – Pooled Separate Account	a	59,203
*	Nationwide Life Insurance Company	STIC Balanced Fund Class 1 – Pooled Separate Account	a	371
*	Nationwide Life Insurance Company	GVIT Small Company 1 – Pooled Separate Account	a	489,570
*	Nationwide Life Insurance Company	Franklin BalSheet Inv Fund A – Pooled Separate Account	a	288,590
*	Nationwide Life Insurance Company	Am Cent Ultra IC – Pooled Separate Account	a	1,185,371
*	Nationwide Life Insurance Company	Temp Foreign Fund Cls A – Pooled Separate Account	a	1,113,016
*	Nationwide Life Insurance Company	Frank MSF MutBea Fund Cls A – Pooled Separate Account	a	37,959
*	Nationwide Life Insurance Company	Frank MSF MutShrs Fund Cls A – Pooled Separate Account	a	103,888
*	Nationwide Life Insurance Company	Frank SmMid Cap Grth Fund A – Pooled Separate Account	a	224,076
*	Nationwide Life Insurance Company	Am Cent ShtTrm Gov’t IC – Pooled Separate Account	a	72,092
*	Nationwide Life Insurance Company	VanKamp Comstock Fund A – Pooled Separate Account	a	189,803
*	Nationwide Life Insurance Company	AIM Dynamics Fund 1C – Pooled Separate Account	a	32,247
*	Nationwide Life Insurance Company	AIM Sm Comp Grwth Fund 1C – Pooled Separate Account	a	48,136

ITC^Deltacom, Inc.

Employee Profit Sharing and 401(k) Plan

Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	Nationwide Life Insurance Company	Cr Suisse GI Fixed Incm CS – Pooled Separate Account	a	14,271

	Total pooled separate accounts			28,011,425
*	Participant Loans	166 loans with interest rates ranging from 5.0% to 11.5%	—	953,622
*	ITC^DeltaCom, Inc.	204,610 shares, Common stock	a	330,999

	Total investments			$29,296,046

*Party-in-interest

a - The cost of participant-directed investments is not required to be disclosed.

Exhibits

The following exhibit is attached to this Annual Report on Form 11-K:

Exhibit Number	Description of Exhibit
23	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan

	By:	ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan Administrative Committee (Plan Administrator)

Date: June 29, 2006	By:	/s/ J. Thomas Mullis
J. Thomas Mullis
Authorized Signatory

Exhibit Index

Exhibit Number	Description of Exhibit
23	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm